Exhibit 2

                            MANAGEMENT PROXY CIRCULAR

                             SOLICITATION OF PROXIES


THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FRISCO BAY INDUSTRIES LTD. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING AND AT ANY ADJOURNMENT THEREOF.

This solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone, facsimile or electronic mail by directors, officers or regular employees of the Corporation. The cost of solicitation by management will be borne by the Corporation. The approximate date that this Management Proxy Circular and the accompanying Form of Proxy were first sent or given to shareholders was June 28, 2002.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO EITHER BY STRIKING OUT THE NAMES DESIGNATED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING SUCH OTHER PERSON'S NAME IN THE SPACE PROVIDED OR BY COMPLETING ANOTHER APPROPRIATE FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED PROXY OR PROXIES TO THE TRANSFER AGENT OF THE CORPORATION, AMERICAN STOCK TRANSFER & TRUST COMPANY, OR THE SECRETARY OF THE CORPORATION NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or representative duly authorized in writing, and deposited with the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the meeting prior to the commencement of the meeting or any adjournment thereof.

VOTING OF PROXIES

The shares in respect of which the persons named in the enclosed Form of Proxy are appointed proxy will be voted or withheld from voting, on any ballot, in accordance with the instructions received and, where a choice is specified, will be voted accordingly. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED FOR EACH OF THE MATTERS TO BE PRESENTED AT THE MEETING TO THE SHAREHOLDERS OF THE CORPORATION FOR CONSIDERATION AS SET FORTH IN THE ENCLOSED NOTICE OF MEETING.

The enclosed Form of Proxy confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly be brought before the meeting. AT THE DATE OF THIS MANAGEMENT PROXY CIRCULAR, MANAGEMENT IS NOT AWARE OF ANY SUCH AMENDMENT, VARIATION OR OTHER MATTER TO BE PRESENTED FOR ACTION AT THE MEETING. IF SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS ARE PROPERLY PRESENTED FOR ACTION AT THE MEETING, OR ANY ADJOURNMENT THEREOF, THE SHARES REPRESENTED IN THE FORM OF PROXY WILL BE VOTED AT THE PROXYHOLDER'S DISCRETION.

VOTING RIGHTS, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at May 31, 2002, 1,552,931 shares of Common Stock of the Corporation and 799,967 shares of Class A Stock of the Corporation were outstanding. Holders of Common Stock are entitled to one vote for each share held of record on matters submitted to a vote of shareholders and holders of Class A Stock are entitled to four votes for each share held of record on matters submitted to a vote of shareholders. Except in certain limited circumstances, shares of Class A Stock convert automatically into shares of Common Stock, on a share for share basis, upon their sale. Holders of Common Stock and holders of Class A Stock vote together as a class on all matters submitted to a shareholder vote. The total number of votes that may be cast is 4,752,799 votes.

Each shareholder is entitled to the number of votes attached to the shares registered in the holder's name on June 19, 2002. A list of shareholders entitled to vote at the meeting will be available for inspection on and after June 28, 2002 during usual business hours at the offices of the Corporation's transfer agent, American Stock Transfer & Trust Company, 6201, 15th Avenue, Brooklyn, New York 11219, and will also be available for inspection at the meeting.

As at May 31, 2002, to the knowledge of the directors and officers of the Corporation, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to the outstanding shares of the capital stock of the Corporation.

                                                                          NUMBER              AGGREGATE VOTING POWER
NAME OF BENEFICIAL                     NUMBER OF SHARES OF             OF SHARES OF          OF COMBINED CLASS A AND
SHAREHOLDER                                COMMON STOCK               CLASS A STOCK                COMMON STOCK
--------------------------------    ---------------------------    ---------------------    --------------------------
Barry E. Katsof(1)(2)                          Nil                       546,793                      46.02%

Ronald G. Waxman(3)(4)                         Nil                       252,707                      21.27%

All directors and executive
officers as a group                           1,000                      799,900                      67.34%

--------------------
1.    Held by 92324 Canada Ltd. ("Katsco"), a company controlled by Mr. Katsof.

2. In addition, pursuant to an agreement entered into among Katsco, 126909 Canada Inc. ("Waxco"), Ronald G. Waxman, Barry E. Katsof and Brahm M. Gelfand (as escrow agent), Mr. Katsof, through Katsco, is currently entitled to exercise the voting rights attached to the 252,707 shares of Class A Stock held by Waxco.

3.    Held by Waxco, a company controlled by Mr. Waxman.

4. The voting rights attached to these shares of Class A Stock are currently held by Barry E. Katsof through Katsco. See Note 2 to this table.

The affirmative vote of the holders of shares carrying the majority of votes attached to shares present or represented at the meeting is required for the approval of the matters set forth in this Management Proxy Circular.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation is divided into three classes, the three Board classes being elected to hold office for three-year staggered terms, and until their respective successors are elected and qualified. One class is currently comprised of three directors, one class is currently comprised of two directors and one class is currently comprised of one director. At the meeting, three directors will be elected to hold office for a three-year term ending in 2005 or until their successors are duly elected or appointed. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed Form of Proxy intend to vote for the election of the nominees whose names follow. In the event that, prior to the meeting, any vacancies occur in the slate of nominees submitted herein, it is intended that the discretionary power granted by the Form of Proxy shall be used by the persons named in the enclosed Form of Proxy to vote at their discretion for any other person or persons as directors. Management is not aware that any of the nominees would be unwilling or unable to serve as director if elected.

The following table sets forth the names of the persons proposed to be nominated for election as directors and of all directors continuing in office, their positions with the Corporation, their principal occupations, the year in which each became a director of the Corporation and the number and class of shares of the capital stock of the Corporation over which each director exercises control or direction as at May 31, 2002.

                                                                                                 SHARES BENEFICIALLY
                                                                                                 OWNED OR OVER WHICH
                                POSITION WITH THE                                   DIRECTOR    CONTROL OR DIRECTION
NAME                               CORPORATION           PRINCIPAL OCCUPATION        SINCE          IS EXERCISED
---------------------------- ------------------------ --------------------------- ------------- ----------------------
DIRECTORS NOMINATED FOR ELECTION FOR A THREE-YEAR TERM ENDING IN 2005

Brahm M. Gelfand(1)(2)       Director                 Partner,                     June 1993             Nil
                                                      Lapointe Rosenstein
                                                      (law firm)

Barry E. Katsof(1)           Chief Executive          Chief Executive Officer       February      546,793 shares of
                             Officer, Chairman of     and Chairman of the Board       1987       Class A Stock(3)(4)
                             the Board and a          of the Corporation
                             Director

James G. Spencer             Director                 President,                   July 1999       1,000 shares of
                                                      Tartan Group (consulting                      Common Stock
                                                      agency)

DIRECTORS CONTINUING IN OFFICE

Abraham Nozetz(1)(2)         Director                 Retired                      June 1993             Nil

Ronald G. Waxman             Vice-Chairman            Vice-Chairman of the          December      252,707 shares of
                             and a Director           Corporation                     1988       Class A Stock(5)(6)

                                      -4-

                                                                                                 SHARES BENEFICIALLY
                                                                                                 OWNED OR OVER WHICH
                                POSITION WITH THE                                   DIRECTOR    CONTROL OR DIRECTION
NAME                               CORPORATION           PRINCIPAL OCCUPATION        SINCE          IS EXERCISED
---------------------------- ------------------------ --------------------------- ------------- ----------------------
Jan Westlund                 Director                 International business       July 1995             Nil
                                                             consultant

----------------------------
(1)   Member of the audit committee.
(2)   Member of the compensation committee.
(3)   Held by 92324 Canada Ltd. ("Katsco"), a company controlled by Mr. Katsof.
(4) In addition, pursuant to an agreement entered into among Katsco, 126909 Canada Inc. ("Waxco"), Ronald G. Waxman, Barry E. Katsof and Brahm M. Gelfand (as escrow agent), Mr. Katsof, through Katsco, is currently entitled to exercise the voting rights attached to the 252,707 shares of Class A Stock held by Waxco.
(5)   Held by Waxco, a company controlled by Mr. Waxman.
(6) The voting rights attached to these shares of Class A Stock are currently held by Barry E. Katsof through Katsco. See Note 4 to this table.

THE INFORMATION AS TO THE NUMBER AND CLASS OF SHARES OWNED OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, NOT BEING WITHIN THE KNOWLEDGE OF THE CORPORATION, HAS BEEN PROVIDED BY EACH NOMINEE OR DIRECTOR.

During the last five years, all of the directors have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their names or with related or affiliated companies.

REMUNERATION OF EXECUTIVE OFFICERS AND DIRECTORS

The aggregate remuneration paid or payable by the Corporation and its subsidiaries to the six executive officers of the Corporation for services rendered during all or a portion of the 12 months ended January 31, 2002 was CDN $857,012.

The executive officers of the Corporation did not receive any compensation during the 12 months ended January 31, 2002 pursuant to any plan which was not available to full-time employees of the Corporation. Furthermore, the aggregate value of all other compensation paid to executive officers during such fiscal year did not exceed the lesser of CDN $10,000 times the number of persons in the group or 10% of the cash remuneration appearing in the preceding paragraph.

Directors who are not officers of the Corporation receive an annual fee of CDN $4,000 and a participation fee of CDN $500 for each meeting of the Board of Directors attended, except for Brahm M. Gelfand, a partner of Lapointe Rosenstein, the Corporation's Canadian legal counsel that receives professional fees for the services Mr. Gelfand renders as a director of the Corporation, and Jan Westlund, who, upon his appointment to the Board of Directors in July 1995, received options to purchase 7,515 shares of Common Stock of the Corporation at a price of US $4.00 per share, vesting immediately and exercisable at any time before July 28, 2005. The Corporation also reimburses directors for their actual business-related expenses.

On May 1, 1997, pursuant to the terms of its Stock Incentive Plan described below, the Corporation granted to three of its directors fully vested options to purchase an aggregate of 22,500 shares of Common Stock at any time until 2007 at a price of US $2.63 per share.

On May 20, 1999, pursuant to the terms of its Stock Incentive Plan described below, the Corporation granted to its five directors fully vested options to purchase an aggregate of 65,000 shares of Common Stock at any time until 2009 at a price of US $2.938 per share.

On May 8, 2002, pursuant to the terms of its Stock Incentive Plan described below, the Corporation granted to its six directors fully vested options to purchase an aggregate of 80,000 shares of Common Stock at any time until 2012 at a price of US $5.30 per share.

STOCK INCENTIVE PLAN

The Corporation has adopted a Stock Incentive Plan (the "Plan"). The purpose of the Plan is to promote the interests of the Corporation, its affiliates and its stockholders by providing the Corporation's officers, directors, consultants and key employees an opportunity to acquire a proprietary interest in the Corporation. The Plan is administered by the Board of Directors of the Corporation or any appropriate committee thereof. Subject to the terms of the Plan, the Board determines the persons to whom awards are granted, the number of shares covered by an award, the type of option awarded, whether the exercise of a stock appreciation right awarded is in tandem or in lieu of the exercise of an option, the vesting of an award, the type of consideration to be paid to the Corporation upon exercise, the term of any award (which generally cannot exceed 10 years) and other terms. A director who has been awarded any equity security under any plan of the Corporation or its affiliates may not, during the 12 months immediately following the date of such award, join in the selection of directors or officers eligible to receive an award under the Plan.

Under the Plan, the Corporation may grant both incentive stock options ("ISOs") intended to qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended, and options that are not qualified as incentive stock options. ISOs may not be granted under the Plan at an exercise price of less than the fair market value of the Common Stock on the date of grant. ISOs under the Plan may not be granted to non-employees. The exercise price of ISOs granted to any holder of more than 10% of the voting power of all classes of stock of the Corporation or a parent or subsidiary must be at least 110% of the fair market value of the Common Stock on the date of grant, and the term of those ISOs cannot exceed five years.

Unless the Board of Directors of the Corporation decides otherwise, options granted pursuant to the Plan may not be exercised more than three months after the option holder ceases to be an officer, director, consultant or employee of the Corporation, except that in the event of the death or the permanent and total disability of the option holder, the option may be exercised by the holder (or his estate, as the case may be) for a period of up to one year after the date of death or permanent and total disability or retirement. The exercise price may be paid in cash, in shares of Common Stock (valued at fair market value at the date of exercise), in instalments, or by a combination of such means of payment, as may be determined by the Board. Options granted under the Plan may include the right to purchase shares of Common Stock equal to the shares tendered upon the exercise of the option or withheld by the Corporation for withholding taxes.

The Plan also provides for the grant of stock appreciation rights ("SARs"). SARs permit the participant to receive a payment representing the excess of the fair market value of one share of Common Stock on the date of exercise over the share's fair market value as of the date of grant. Amounts payable upon exercise of SARs may, at the discretion of the Board, be made in cash, shares of Common Stock, or a combination thereof. SARs granted in tandem with an option expire upon the exercise of the option.

In addition, the Plan provides for the award of restricted Common Stock outright for no consideration. Such stock awards may contain restrictions regarding voting rights, dividend rights and transferability.

The total number of shares of Common Stock that may be issued pursuant to options, SARs and restricted stock granted under the Plan is 450,000. However, at the meeting, shareholders will be asked to approve an amendment to the Plan in order to increase such number of shares of Common Stock from 450,000 to 900,000, as described below.

Unless otherwise specified in the award agreement, an award will vest over a period of five years. The Plan also provides that all outstanding awards shall vest immediately upon the acquisition of 40% or more of the Corporation's outstanding stock without prior Board approval or upon the election or appointment within a 12-month period of new Board members constituting a majority of the Board who were not approved by a majority of the Board members at the beginning of the period.

Awards of options and SARs and awards of restricted stock, to the extent that the restriction period has not expired, are not transferable other than by will or the laws of descent and distribution in the event of the awardee's death. Shares of Common Stock subject to awards that were granted, but that later terminate or expire, may again be made subject to awards.

The following table sets forth particulars of the outstanding options granted under the Plan as at May 31, 2002:

                                                                              MARKET
                          NUMBER OF                                          PRICE AT      NUMBER OF       NUMBER OF
                           OPTIONS                             EXERCISE       TIME OF       OPTIONS      OPTIONS STILL
     DATE OF GRANT         GRANTED       EXPIRATION DATE         PRICE         GRANT       EXERCISED      OUTSTANDING
------------------------- ----------- ---------------------- -------------- ------------ -------------- ----------------

June 30, 1993(1)            11,008        June 30, 2003       CDN $6.495        N/A           Nil          2,217(2)

July 28, 1995               7,515         July 28, 2005        US $4.00      US $4.00         Nil          7,515(3)

May 1, 1997                 22,500         May 1, 2007         US $2.630     US $2.630        Nil          22,500(3)

September 18, 1997          30,000     September 18, 2007      US $1.810     US $1.810      11,000         17,000(2)

September 14, 1998          6,900      September 14, 2008      US $2.875     US $2.875       4,800         2,100(4)

February 15, 1999           2,500       February 15, 2009      US $2.500     US $2.500        500          2,000(2)

May 20, 1999                65,000        May 20, 2009         US $2.938     US $2.938        Nil          65,000(3)

June 17, 1999               5,000         June 17, 2009        US $3.00      US $3.00        2,000         3,000(2)

December 6, 1999            2,500       December 6, 2009       US $2.188     US $2.188       1,000         1,500(2)

May 19, 2000                2,500         May 19, 2010         US $4.00      US $4.00         Nil          2,500(2)

August 22, 2000             1,500        August 22, 2010       US $3.00      US $3.00         300          1,200(2)

September 5, 2000           1,500       September 5, 2010      US $3.00      US $3.00         Nil          1,500(2)

                                      -7-

                                                                              MARKET
                          NUMBER OF                                          PRICE AT      NUMBER OF       NUMBER OF
                           OPTIONS                             EXERCISE       TIME OF       OPTIONS      OPTIONS STILL
     DATE OF GRANT         GRANTED       EXPIRATION DATE         PRICE         GRANT       EXERCISED      OUTSTANDING
------------------------- ----------- ---------------------- -------------- ------------ -------------- ----------------
March 1, 2001               45,000        March 1, 2011        US $2.50      US $2.50        2,000         43,000(4)

March 30, 2001              10,000       March 30, 2011        US $3.25      US $3.25        2,000         8,000(2)

April 9, 2001               10,000        April 9, 2011        US $3.25      US $3.25        1,000         9,000(4)

August 21, 2001             10,000       August 21, 2011       US $2.60      US $2.60         Nil          10,000(2)

May 8, 2002                 80,000         May 8, 2012         US $5.30      US $5.30         Nil          80,000(3)

May 17, 2002                2,000         May 17, 2012         US $8.20      US $8.20         Nil          2,000(2)

------------------------
(1) Granted in exchange for the surrender of options granted under the Plan's predecessor having identical terms. The date of grant indicated corresponds to the date of grant of options under Plan's predecessor.
(2)   Options vest over a five-year period at a cumulative rate of 1/5 per year.
(3)   Options vested immediately upon their grant.
(4) Options vest over a three-year period at a cumulative rate of 1/3 per year.

The following table sets forth particulars of the outstanding SARs granted pursuant to the Plan as at May 31, 2002:

                             NUMBER OF SARS          NUMBER OF SARS                              MARKET PRICE AT TIME
     DATE OF GRANT               GRANTED              OUTSTANDING            EXERCISE DATE             OF GRANT
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
February 6, 1995                 122,900                 2,050                 Commencing              US $1.00
                                                                            February 6, 1996,
                                                                            exercisable at a
                                                                            cumulate rate of
                                                                              20% per year

As at May 31, 2002, a total of 78,240 SARs have been exercised under the Plan at prices ranging from US $1.625 to US $8.93, resulting in the issuance by the Corporation of an aggregate of 56,910 shares of Common Stock.

During fiscal 2002, certain of the Corporation's management were granted an aggregate of 6,910 shares of Common Stock for no cash consideration as a result of the achievement of specific financial and other objectives.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Corporation leases its executive headquarters in Montreal, Quebec pursuant to two lease agreements with 151185 Canada Inc., a corporation controlled by Messrs. Barry E. Katsof and Ronald G. Waxman, two of the Corporation's officers and directors, and a third individual who was previously an officer and director of the Corporation. Management believes that the terms of these leases are at least as favourable as those it could have obtained for comparable property from an unaffiliated landlord.

From February 1987 to February 1995, the Corporation had made annual advances to 92324 Canada Inc. and 126909 Canada Inc., companies controlled by Messrs. Katsof and Waxman, respectively, to fund those corporations' shareholder buy-out arrangements. As of May 31, 2002, the outstanding balance of such advances aggregated approximately CDN $93,000. The advances are interest free and are repayable at any time upon demand of the Corporation, but are otherwise repayable in equal annual instalments over a 10-year period commencing October 13, 1993. It is not the Corporation's intention to demand immediate repayment of the advances which are due.

Mr. Brahm M. Gelfand, a director of the Corporation, may benefit indirectly from the fact that the Corporation engages as its Canadian legal counsel the law firm Lapointe Rosenstein, of which he is a partner, for advice and legal services in the ordinary course of business.

APPOINTMENT OF AUDITORS

Richter, Usher & Vineberg, Chartered Accountants, have been acting as the auditors of the Corporation since 2001 and are being nominated to continue to act as the auditors of the Corporation.

UNLESS OTHERWISE ADVISED, THE SHARES REPRESENTED BY THE FORM OF PROXY WILL BE EXERCISED FOR THE APPOINTMENT OF RICHTER, USHER & VINEBERG, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AT THE MEETING AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITORS' REMUNERATION.

AMENDMENT OF STOCK INCENTIVE PLAN

A description of the Corporation's Stock Incentive Plan can be found above under the heading "Stock Incentive Plan". Currently, awards in respect of 428,815 of the 450,000 shares of Common Stock permitted to be issued pursuant to the Plan have been granted by the Board of Directors, an aggregate of 148,783 of which have already been exercised. In addition, an aggregate of 2,050 SARs remain outstanding. Management of the Corporation is of the view that it is necessary to increase the number of shares of Common Stock available for grant under the Plan in order for such plan to continue to be able to serve its objective. Accordingly, management of the Corporation recommends that shareholders vote to approve an amendment to the Plan which would increase the maximum number of shares of Common Stock that may be issued pursuant to it by 450,000 shares of Common Stock, from 450,000 to 900,000 shares of Common Stock. This amendment is conditional upon the receipt of all requisite regulatory approvals.

UNLESS OTHERWISE ADVISED, THE SHARES REPRESENTED IN THE FORM OF PROXY WILL BE EXERCISED FOR THE AMENDMENT OF THE PLAN IN ORDER TO INCREASE THE MAXIMUM NUMBER OF SHARES OF COMMON STOCK THAT MAY BE ISSUED PURSUANT TO IT BY 450,000 SHARES OF COMMON STOCK, FROM 450,000 TO 900,000 SHARES OF COMMON STOCK.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Corporation maintains insurance for liability of its directors and officers arising out of the performance of their duties. The total amount of such insurance maintained is US $5,000,000 at a cost of approximately US $45,500 per annum. Under this insurance policy, the Corporation's maximum possible liability beyond the payment of premiums is US $35,000 for any particular claim.

SHAREHOLDER PROPOSALS

Pursuant to the Canada Business Corporations Act, the Corporation's incorporating legislation, shareholders wishing to submit to the Corporation a proposal for consideration at the Corporation's next annual meeting must do so by no later than March 30, 2003.

GENERAL

Information contained herein is given as at May 31, 2002, except for the information concerning the remuneration of directors and executive officers which is given for the last fiscal year. Management knows of no matters to come before the meeting other than the matters referred to in the Notice of Meeting. IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS ARE BROUGHT BEFORE THE MEETING, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY WILL VOTE ON SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS IN ACCORDANCE WITH THEIR BEST JUDGEMENT.

DIRECTORS' APPROVAL

The Board of Directors of the Corporation has approved the contents of this Management Proxy Circular and the sending of it to each shareholder entitled to receive the Notice of Meeting, to each director and to the auditors of the Corporation.


/s/ Heather Halickman

Heather Halickman
Secretary

St. Laurent, Quebec, June 25, 2002